Exhibit 12

Genworth Financial, Inc.

Computation Of Ratio Of Income To Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2011	Years ended December 31,
		2010	2009	2008	2007	2006
Income (loss) from continuing operations before income taxes and accounting changes	$126	$76	$(792)	$(942)	$1,606	$1,853
Less: income attributable to noncontrolling interests before income taxes	146	199	87	—	—	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$(20)	$(123)	$(879)	$(942)	$1,606	$1,853

Fixed charges included in income from continuing operations:
Interest expense	$377	$454	$393	$470	$481	$364
Interest portion of rental expense	12	15	14	18	15	15

Subtotal	389	469	407	488	496	379
Interest credited to investment contractholders	599	841	984	1,293	1,552	1,520

Total fixed charges from continuing operations	988	1,310	1,391	1,781	2,048	1,899
Fixed charges included in income from discontinued operations:
Interest credited to investment contractholders	—	—	—	—	1	2

Total fixed charges from discontinued operations	—	—	—	—	1	2

Total fixed charges	$988	$1,310	$1,391	$1,781	$2,049	$1,901

Income (loss) available for fixed changes (including interest credited to investment contractholders)	$968	$1,187	$512	$839	$3,655	$3,754

Ratio of income (loss) to fixed charges (including interest credited to investment contractholders)	0.98	0.91	0.37	0.47	1.78	1.97

Income (loss) available for fixed changes (excluding interest credited to contractholders)	$369	$346	$(472)	$(454)	$2,102	$2,232

Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	0.95	0.74	(1.16)	(0.93)	4.24	5.89

For the nine months ended September 30, 2011, our deficiency in income necessary to cover fixed charges was $20 million. For the years ended December 31, 2010, 2009 and 2008, our deficiency in income necessary to cover fixed charges was $123 million, $879 million and $942 million, respectively.